Kirkpatrick & Lockhart Nicholson Graham LLP

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July 18, 2005

Via Edgar and Courier

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4-5

Attn:  Jason Wynn

Re:

Bullion River Gold Corp.

Registration Statement on Form SB-2

Filed May 11, 2005

File No. 333-124806

Form 10-KSB for the year ended December 31, 2004

Filed April 4, 2005

File No. 333-85414

Form 10-QSB for the quarter ended March 31, 2005

Filed May 16, 2005

Dear Mr. Wynn:

On behalf of Bullion River Gold Corp., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (“Amendment No. 1”).  We are also forwarding via courier courtesy copies of this letter and Amendment No. 1.

Based upon the Commission’s review of the Registration Statement, the Commission issued a comment letter dated June 10, 2005.  The following consists of the Company’s responses to the Commission’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.  Please note that page number references in your comments may not refer to the same page number in Amendment No. 1.

Summary of Offering, page 5

Comment 1:  Revise to describe in the prospectus the transactions in which the selling shareholders received the warrants and shares of your common stock.  This information is required to be included in the prospectus under Item 507 or

Regulations S-B.

Response:  We note your comment and have revised the Summary of the Offering accordingly.

Use of Proceeds, page 10

Comment 2: Please disclose your use of the proceeds, if any, upon exercise of the warrants.

Response:  We note your comment and have revised the Use of Proceeds section accordingly.

Selling Stockholders, page 16

Comment 3:  Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer?  If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services.  If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.  Otherwise, identify the selling shareholder as an underwriter.  We may have additional comments.

Response:  Selling shareholders Scott Hunter and Edwin Barreto are affiliates of registered broker dealers.  Selling shareholder Dupont Investment Co. is a registered broker dealer; however,  Dupont Investment Co. purchased the shares being registered for the account of William Newbauer and is holding the shares as nominee only.  The Selling Shareholder table has been updated to reflect this relationship.   William Newbauer is an affiliate of a registered broker dealer.

Messrs. Hunter, Barreto and Newbauer have represented to us that they purchased the shares being registered in the ordinary course of business and that at the time of purchase they had no agreements or understandings, directly or indirectly, with any party to distribute the shares.

Form 10-KSB for the year ended December 31, 2004

Comment 4:  In future filings, please revise to cite the correct rules that define disclosure controls and procedures.  See Rules 13a-15(e) and 15d-15(e) for additional guidance.

Response:  We note your comment.  Future filings will contain the correct citation.

Comment 5: This section indicates that “[t]here were no significant changes in Bullion River’s internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation…” Consistent with the requirments of Item 308(c) of Regulation S-B, please confirm supplementally, if true, that there have not been “any changes,” as opposed to “significant changes.”  Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

Further, please confirm supplementally, if true, that you addressed changes(s) that “materially affect, or is reasonably likely to materially affect,” rather than “significantly affect” the Company’s internal control over financial reporting.  Also, please confirm the same for the Form 10-QSB cited above and ensure to include the correct language in all future filings.

Response:  We note your comment.  Bullion River supplementally confirms that it in both the 10-KSB and 10-QSB that it addressed changes that materially affected or were reasonably likely to materially affect its internal control over financial reporting.  Future filings will include the correct language.

Changes not addressed in Comment Letter

In addition the the foregoing changes in response to your letter, please note that we also made the follow changes.  We have updated the registration statement to reflect the Company’s results for the quarterly period ending March 31, 2005 and to reflect other changes that have occurred since the filing of the registration statement.  In addition, we have deleted references to the registration of the Class B1 and Class B2 warrants so the registration statement now relates solely to the resale by the selling stockholders of the common shares held by them and the shares issuable to them upon the exercise of the Class B1 and Class B2 warrants.  We have also revised the Plan of Distribution.

Very truly yours,

/s/ Peter S. Heinecke

Peter S. Heinecke